Exhibit 21.1

Definium Therapeutics, Inc. – Subsidiaries

21.1 (List of Subsidiaries)

Subsidiary	Jurisdiction of Incorporation
Definium Therapeutics US, Inc.	Delaware
Healthmode, Inc.	Delaware